Citigroup Center 153 East 53rd Street New York, New York 10022-4611
Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 ckitchen@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900

December 1, 2008

VIA FEDERAL EXPRESS

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Keystone Automotive Operations, Inc. Form 10-K for the fiscal year ended December 29, 2007
File No. 333-112252

Dear Ms. Cvrkel,

On behalf of our client Keystone Automotive Operations, Inc., a Pennsylvania corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below the Company’s responses to the comment letter to Donald T. Grimes, dated November 12, 2008, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 29, 2007 (the “Form 10-K”).

The numbered paragraphs below set forth the Staff’s comments from its letter to Donald T. Grimes, dated November 12, 2008, together with our responses thereto.

Form 10-K for the Fiscal Year Ended December 29, 2007

General

1.	Staff’s comment: Please revise future filings to provide the selected quarterly data required by Item 302 of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that it will include as required in future periodic filings the selected quarterly data required by Item 302 of Regulation S-K.

Exhibits

2.	Staff’s comment: Please revise future filings to include Exhibit 12, which includes a ratio of earnings to fixed charges in compliance with Item 503(d) and 601(12) of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that it will include as required in future periodic filings Exhibit 12, including a ratio of earnings to fixed charges, in compliance with Item 503(d) and 601(12) of Regulation S-K.

3.	Staff’s comment: We note that you did not include in your Form 10-K for the fiscal year ended December 29, 2007 and your subsequent quarterly reports on Form 10-Q for 2008 a certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and as required by Rule 15d-14(b) of the Exchange Act Rules. Additionally, Section 181.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, states that all issuers filing or submitting reports under section 15(d) on a voluntary basis must comply with the provisions in Rule 15d-14 of the Exchange Act Rules. In this regard, please tell us your reason for not including the abovementioned certification as required by Rule 15d-14(b) of the Exchange Act Rules or revise your filings accordingly.

Response: In response to the Staff’s comment, the Company has amended its Form 10-K for the fiscal year ended December 29, 2007 to include the required certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and as required by Rule 15d-14(b) of the Exchange Act Rules and will include such certification as required in its future reports.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Edward H. Orzetti
Chief Executive Officer
Keystone Automotive Operations, Inc.

Joshua N. Korff, Esq.
Kirkland & Ellis LLP

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